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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             WASHINGTON, D.C. 20549                 000-29781

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                                    Applied for

(Check One): [X] Form 10-K and Form 10-KSB  [ ] Form 20-F [ ] Form 11-K
             [ ] Form10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2002

[ ] Transition Report on 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION Crystalix Group International, Inc.

Full Name of Registrant
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Americabilia.com, Inc.

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Former Name if Applicable

5720 South Arville, Suite 114
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Address of Principal Executive Office (STREET AND NUMBER)

Las Vegas, Nevada 89118
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 1 or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On December 23, 2002, the registrant finalized its acquisition of all of the outstanding shares of Lazer-Tek Designs, Inc. and Lazer-Tek Designs, Ltd. Accordingly, management focused its efforts on such acquisitions and management requires additional time to compile the requisite financial data and other narrative information necessary to complete the registrant's Annual Report on Form 10-K for year ended September 30, 2002, without which the registrant would be caused unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Armin Van Damme                              (702)            220-6581
--------------------------------------------------------------------------------
     (Name)                                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify reports(s).                                         [X] Yes [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant completed the acquisition of Crystalix Group USA, Inc. during October 2002, which will not impact the basic comparability of the years ended September 30, 2002 and 2001. However, on a pro forma basis, the purchase of Crystalix Group USA, Inc. has had a material impact on our results of operations as referenced in the 8-K filed November 6, 2002.


                       Crystalix Group International, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                        CRYSTALIX GROUP INTERNATIONAL, INC.

Date: December 30, 2002                 By: /s/ RAINER EISSING
                                            ------------------------------------
                                            Rainer Eissing,
                                            Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

                                    ATTENTION
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            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)